Exhibit 99.2

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

among

KAIXIN AUTO HOLDINGS,

YUNFEIYANG LIMITED,

QIANGQIANG LIMITED,

AADD LIMITED,

HJDXL LIMITED,

DINGQIN LIMITED,

WIRELESSROCK INC.,

RIGHT ADVANCE MANAGEMENT LIMITED,

and

FIT RUN LIMITED

Dated as of December 31, 2020

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Table of Contents

(continued)

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Table of Contents

(continued)

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Share Purchase Agreement, dated as of December 31, 2020 (this “Agreement”), among

1.	Kaixin Auto Holdings, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Purchaser”);

2.	Yunfeiyang Limited, a company with limited liability organized under the Laws of the British Virgin Islands;

3.	Aadd Limited, a company with limited liability organized under the Laws of the British Virgin Islands;

4.	Qiangqiang Limited, a company with limited liability organized under the Laws of the British Virgin Islands;

5.	Hjdxl Limited, a company with limited liability organized under the Laws of the British Virgin Islands;

6.	Wirelessrock Inc., a company with limited liability organized under the Laws of the British Virgin Islands;

7.	RIGHT ADVANCE MANAGEMENT LIMITED, a company with limited liability organized under the Laws of the British Virgin Islands;

8.	DingQin Limited, a company with limited liability organized under the Laws of the British Virgin Islands; and

9.	FIT RUN LIMITED, a company with limited liability organized under the Laws of the British Virgin Islands (together with, Yunfeiyang Limited, Aadd Limited, Qiangqiang Limited, Hjdxl Limited, Wirelessrock Inc., RIGHT ADVANCE MANAGEMENT LIMITED and DingQin Limited, the “Sellers,” and each, a “Seller”).

The Purchaser and the Sellers are referred to hereinafter collectively as the “Parties” and each a “Party.”

Whereas, the Sellers collectively own 100% of the issued and outstanding share capital of Haitaoche Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”);

Whereas, the Purchaser intends to purchase, and the Sellers intend to sell, 100% of the issued and outstanding share capital of the Company (the “Acquisition”);

Now, Therefore, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I

THE ACQUISITION

Section 1.01      The Acquisition. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined in Section 2.01), each of the Sellers, severally but not jointly, shall sell, convey, transfer and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from such Seller, all of the right, title and interest in and to such number of Company Shares as set out opposite such Seller’s name on Schedule I hereto (the “Sale Shares”), free and clear of all Liens, other than those arising under applicable securities Laws, contained in the Company’s memorandum and articles of association or resulting from the actions of the Purchaser or its Affiliates (the “Acquisition”). As consideration for the Acquisition, the Purchase shall issue to each of the Sellers such number of Purchaser Shares as set out opposite such Seller’s name on Schedule I hereto (the “Consideration Shares”), free and clear of all Liens, other than those arising under applicable securities Laws, contained in the Purchaser’s memorandum and articles of association or resulting from the actions of such Seller or its Affiliates.

Article II

Closing

Section 2.01      Closing.

(a)           Unless otherwise agreed in writing between the Purchaser and the Sellers, the closing for the Acquisition (the “Closing”) shall take place at 10:00 a.m. (Beijing time) at the offices of Cooley HK at 3501, 35/F Two Exchange Square, 8 Connaught Place, Central, Hong Kong, as soon as practicable after the signing of this Agreement, but in any event no later than the third (3rd) Business Day following the day on which the last to be satisfied or, if permissible, waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement (such date being the “Closing Date”).

(b)           At the Closing:

(i)            the Purchaser shall deliver to the Sellers certificates representing the applicable Consideration Shares;

(ii)           each Seller shall deliver to the Purchaser the applicable Sale Shares;

(iii)         the Purchaser and each Seller, as applicable, shall deliver or cause to be delivered to each other instruments of transfer as reasonably required to transfer the Sale Shares and the Consideration Shares in compliance with the Purchaser’s memorandum and articles of association or the Company’s memorandum and articles of association, as applicable;

(c)           the Purchaser and the Sellers agree that all of the actions and deliveries set out in this Section 2.01 made or performed at the Closing shall be deemed to have been made or performed simultaneously and that each such action and delivery shall require all other actions and deliveries to be completed in order to constitute Closing.

Section 2.02      Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, after the date hereof and prior to the Closing, the number of outstanding Purchaser Shares as of the date hereof shall have been or will be changed into a different number of shares or a different class or security by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, consolidation, split-up, combination, sub-division, exchange, readjustment or otherwise, then the terms of this Agreement shall be appropriately adjusted to provide each of the Purchaser and the Sellers the same economic effect as contemplated by this Agreement. Nothing in this Section 2.02 shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers hereby, jointly and severally, represent and warrant to the Purchaser as of the Closing Date that:

Section 3.01      Organization, Good Standing and Qualification.

(a)           Each Seller is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all requisite power and authority to carry on its business as presently conducted.

(b)           The Company is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Company’s Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and each Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. Each Group Company is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary.

(c)            Other than the Group Companies, there are no other corporations, associations, or other persons that are legal entities that are material to the business of the Group Companies, taken as a whole, through which the Group Companies conduct business and in which any Group Company owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and none of the Group Companies is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement that is material to the business of the Group Companies, taken as a whole.

Section 3.02      Memorandum and Articles of Association. The Sellers have heretofore furnished or otherwise made available to the Purchaser a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of the Company and each Subsidiary. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. Neither the Company nor any Subsidiary is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03      Capitalization.

(a)           The authorized share capital of the Company is US$50,000 divided into (A) 46,979,266 ordinary shares of par value US$0.001 each (the “Company Ordinary Shares” and each a “Company Ordinary Share”), (B) 2,000,000 Series A preferred shares of par value US$0.001 each (the “Company Series A Preferred Shares”), and (C) 1,020,734 Series A-1 preferred shares of par value US$0.001 each (the “Company Series A-1 Preferred Shares,” and together with the Company Series A Preferred Shares, collectively the “Company Preferred Shares” and each a “Company Preferred Share”). As of the date hereof, (i) 8,000,000 Company Ordinary Shares were issued and outstanding, all of which have been duly authorized, validly issued, fully paid and non-assessable, (ii) 2,000,000 Company Series A Preferred Shares were issued and outstanding, all of which have been duly authorized, validly issued, fully paid and non-assessable, and (iii) 1,020,734 Company Series A-1 Preferred Shares were issued and outstanding, all of which have been duly authorized, validly issued, fully paid and non-assessable.

(b)           There are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company relating to the issued or unissued share capital of the Company or obligating the Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Company and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except as otherwise provided in this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Equity Securities of the Company. The Company has not issued and does not have outstanding any bonds, debentures, notes or other obligations that provide the holders thereof with the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matter on which the shareholders of the Company may vote.

(c)           The Sellers have furnished or otherwise made available to the Purchaser prior to the date of this Agreement a true and correct capitalization table that sets forth the following information with respect to the Company’s Equity Securities (including all the Company Ordinary Shares Equivalents) outstanding as of the date hereof: the numbers, percentages, holders, issue prices, conversion prices and applicable Preferred Shares Conversion Ratios of the Equity Securities of the Company. All of the Company Preferred Shares are not subject to any outstanding adjustment to the conversion price or the applicable Preferred Shares Conversion Ratios set forth in the foregoing capitalization table provided by the Company, or the holder’s outstanding rights (which are not waived) to request any of such adjustment.

(d)           Except for preemptive rights as may be applicable to shares of the Company’s Subsidiaries incorporated in the PRC pursuant to applicable PRC Law, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by any Group Company relating to the issued or unissued share capital of any Subsidiary or obligating any Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other securities of any Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Subsidiary and no securities or obligations evidencing such rights are authorized, issued or outstanding. The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries that is owned by any Group Company is owned by such Group Company free and clear of all Liens (other than Permitted Liens). Subject to limitations imposed by applicable Law and the applicable constitutional documents, such Group Company has the unrestricted right to vote and to receive dividends and distributions on all such equity securities held by the relevant Group Company in such Subsidiary. Except as otherwise provided in this Agreement, there are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company.

Section 3.04      Authority Relative to This Agreement; Fairness. Each Seller has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including the Acquisition (the “Transactions”). The execution, delivery and performance by each Seller of the Transaction Documents and the consummation by such Seller of the Transactions have been duly authorized by all necessary corporate action on the part of such Seller. This Agreement has been duly and validly executed and delivered by each Seller and, assuming the due authorization, execution and delivery by the Purchaser, constitutes a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

Section 3.05      No Conflict; Required Filings and Consents.

(a)           The execution and delivery of the Transaction Documents by each Seller do not, and the performance of the Transaction Documents by such Seller and the consummation of the Transactions will not, (i) conflict with or violate the memorandum and articles of association or equivalent organizational documents of such Seller, (ii) conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (the “Laws”) applicable to such Seller or by which any property or asset of such Seller is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of such Seller pursuant to, any Contract to which such Seller is a party or by which its properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay, or be reasonably be expected to prevent or materially impair or delay, the consummation of the Acquisition or other Transactions.

(b)           The execution and delivery of the Transaction Documents by each Seller do not, and the performance of the Transaction Documents by such Seller and the consummation by such Seller of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay, or be reasonably be expected to prevent or materially impair or delay, the consummation of the Acquisition or other Transactions.

Section 3.06      Permits; Compliance with Laws.

(a)           Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Material Company Permits”). As of the date hereof, no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Sellers, threatened. All such Material Company Permits are valid and in full force and effect. Each Group Company is in compliance, in all material respects, with the terms of the Material Company Permits. Without limiting the generality of the foregoing, all approvals, filings and registrations and other requisite formalities with Governmental Authorities in the People’s Republic of China (the “PRC”) that are material to the Group Companies, taken as a whole, and are required to be obtained or made in respect of each Group Company incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, including, but not limited to, if so material, the approvals of and registrations with the State Administration for Industry and Commerce, the Ministry of Commerce, the National Development and Reform Commission, the State Administration of Foreign Exchange (“SAFE”) and the State Administration of Taxation, and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, no Group Company is in default, breach or violation of any Law applicable to it (including (i) any Laws applicable to its business, and (ii) any Laws related to the protection of personal data) or by which any of its properties or assets are bound. No Group Company has received any written notice or communication from any Governmental Authority or stock exchange of any non-compliance with any applicable Laws or listing rules or regulations that has not been cured or of which the statute of limitation has not lapsed except for such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c)           No Group Company or, to the knowledge of the Sellers, any agent, director, officer, employee or other person acting on behalf of any Group Company, has, in the course of its actions for, or on behalf of, a Group Company (i) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment, that would violate any Anticorruption Law or (ii) made an offer to pay, a promise to pay or a payment or transfer of money or anything else of value, or an authorization of such offer, promise, payment or transfer, directly or indirectly, to any Government Official for the purpose of (A) influencing any act or decision of such Government Official in his official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his lawful duties, (C) securing any improper advantage or (D) inducing such Government Official to influence any act or decision of any Governmental Authority.

(d)           The Company has complied in all material respects with the reporting and/or registration requirements of SAFE Circular 37, SAFE Circular 75, SAFE Circular 78 or any other applicable SAFE rules and regulations (collectively, the “SAFE Rules and Regulations”). As of the date hereof, the Company has not received any written inquiries, notifications, orders or any other forms of official written correspondence from SAFE or any of its local branches with respect to any actual or alleged material non-compliance with the SAFE Rules and Regulations by such holders or beneficial owners.

Section 3.07      Financial Statements.

(a)           Each of the consolidated financial statements (including, in each case, any notes thereto) of the Company was prepared in accordance with the United States generally accepted accounting principles (as amended from time to time, “GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, in each case in accordance with GAAP except as may be noted therein.

(b)           Except as and to the extent set forth on the Company’s audited, consolidated financial statements for the financial year ended December 31, 2019 and the Company’s reviewed, consodlidated financial statements for the six months ended June 30, 2020, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that are required in accordance with GAAP to be disclosed or reflected on or reserved against the consolidated financial statements of the Company and its Subsidiaries, except for liabilities or obligations (A) in the total amount of no more than US$1,000,000 and incurred in the ordinary course of business consistent with past practice since December 31, 2019, or (B) incurred pursuant to this Agreement or in connection with the Transactions.

Section 3.08      Absence of Certain Changes or Events. Since December 31, 2019, except as expressly contemplated by this Agreement, each Group Company has conducted business in all material respects in the ordinary course, and there has not been (a) any Company Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of any Group Company’s Equity Securities, except for any dividend or distribution by a Group Company to another Group Company; (c) any redemption, repurchase or other acquisition of any Equity Securities of any Group Company by a Group Company; (d) any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; or (e) any material Tax election made by the Company or any of its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its Subsidiaries, other than in the ordinary course of business.

Section 3.09      Absence of Litigation. There is no litigation, hearing, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Sellers, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which (i) has or would reasonably be expected to have a Company Material Adverse Effect, or (ii) as of the date hereof, has enjoined, restrained, prevented or materially delayed, or would reasonably be expected to enjoin, restrain, prevent or materially delay, the consummation of the Acquisition. No Group Company, nor any property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Sellers, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 3.10      Employee Benefit Plans.

(a)           The Sellers have furnished or otherwise made available to the Purchaser prior to the date of this Agreement an accurate and complete list of each material Company Employee Plan, other than any Company Employee Plan mandated by applicable Law to which the sole liability of the Company and its Subsidiaries is to make contributions required by Law including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions by the Company or its Subsidiaries to a fund of a Governmental Authority with respect to wages of an employee. With respect to each material Company Employee Plan, the Sellers has made available to the Purchaser, to the extent applicable, (i) copies of each such Company Employee Plan document, including all material amendments thereto, and all related trust documents, (ii) if such Company Employee Plan is not in written form, a written description of such Company Employee Plan and any material written interpretations thereof that have previously been provided or made available to employees, (iii) the most recently prepared actuarial report, and (iv) all material correspondence to or from any Governmental Authority received in the last three (3) years with respect to any such Company Employee Plan.

(b)           Each material Company Employee Plan has, in all material respects, been established, operated and maintained in compliance with its terms and with applicable Law (including any special provisions relating to qualified plans where such Company Employee Plan was intended so to qualify).

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all contributions or other amounts payable by a Group Company with respect to each Company Employee Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles, and (ii) there are no claims (other than for benefits incurred in the ordinary course) or Actions pending, or, to the knowledge of the Sellers, threatened against any Company Employee Plan or against the assets of any Company Employee Plan which could reasonably be expected to result in any liability to the Company or any of its Subsidiaries.

(d)           Except as expressly provided under this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions alone (whether alone or in connection with any additional or subsequent events such as a termination of employment), will (i) entitle any current or former director, employee or consultant of any Group Company to material compensation in the form of a severance payment or similar payment, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans, or (iii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Employee Plan on or following the Closing, other than in the case of (i) and (ii), continued coverage under applicable Company Employee Plans for a specified duration no longer than twelve months upon any resignation or termination following the consummation of the Transaction.

Section 3.11      Labor and Employment Matters.

(a)           Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, trade union, works council or other labor union Contract applicable to persons employed by it, and, to the knowledge of the Sellers, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of any Group Company. There are no unfair labor practice complaints pending or, to the knowledge of the Sellers, threatened against any Group Company before any Governmental Authority and, as of the date hereof, there is no organized strike, slowdown, work stoppage or lockout, or similar activity currently occurring or, to the knowledge of the Sellers, threatened against or involving any Group Company.

(b)           Each Group Company (i) is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority and (ii) is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (A) there is no claim with respect to payment of wages, salary or overtime pay that is now pending or, to the knowledge of the Sellers, threatened before any Governmental Authority with respect to any persons currently or formerly employed by any Group Company, (B) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that is now pending or, to the knowledge of the Sellers, threatened with respect to any Group Company and (C) there is no charge of discrimination in employment or employment practices for any reason, including, age, gender, race, religion or other legally protected category, that is now pending or, to the knowledge of the Sellers, threatened against any Group Company before any Governmental Authority in any jurisdiction in which any Group Company has employed or currently employs any person.

Section 3.12      Real Property; Title to Assets.

(a)           Except as would not be material to the Company and its Subsidiaries, taken as a whole, with respect to each Owned Real Property: (i) the relevant Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Owned Real Property, free and clear of all Liens, except Permitted Liens, (ii) no Group Company has leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, and (iv) the relevant Group Company is the only party in possession of such Owned Real Property. No Group Company is a party to any Contract, agreement or option to purchase any material real property or interest therein. The land use rights relating to the Owned Real Property have been obtained from a competent Governmental Authority in compliance in all material respects with applicable PRC Law, all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights have been paid in full and such land use rights are not subject to any restrictions that would materially interfere with the operation of the Group Companies as currently conducted as of the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (1) the relevant Group Company has duly complied in all respects with all of the terms and conditions of, and all of its obligations under, the relevant land use rights contract or real property purchase contract in relation to any Owned Real Property owned by it (including the obligations to develop the land in accordance with the schedules provided under relevant land grant contracts), (2) the Owned Real Property remains in conformity with all applicable building codes and standards, fire prevention, safety, planning or zoning Law, and (3) no Group Company has been subject to any fine or other penalty imposed by any Governmental Authority (including any penalty imposed due to idleness of land or failure to develop the land in accordance with the schedules provided under relevant land grant contracts).

(b)           With respect to the Lease for each Leased Real Property: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) to the knowledge of the Sellers, there are no disputes with respect to such Lease and (iii) neither any Group Company nor, to the knowledge of the Sellers, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

(c)           The Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property) that are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all Liens, except Permitted Liens.

Section 3.13      Intellectual Property.

(a)           The Company and its Subsidiaries have valid and enforceable rights to use all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted (the “Company Intellectual Property”), free and clear of all Liens (other than Permitted Liens).

(b)           Since January 1, 2018, neither the Company nor any of its Subsidiaries has received written notice of any Action, and, to the knowledge of the Sellers, no Action is threatened, that the Company or any of its Subsidiaries, or the business or activities conducted by them (including the commercialization and exploitation of its products and services), is infringing, misappropriating, or otherwise violating or has infringed, misappropriated or otherwise violated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property. Neither the Company nor any of its Subsidiaries nor the business or activities conducted by the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services) infringes, misappropriates or otherwise violates or, since January 1, 2018, has infringed, misappropriated or otherwise violated any Intellectual Property rights of any person. To the knowledge of the Sellers, no person is currently infringing, misappropriating or otherwise violating or, since January 1, 2018, has infringed, misappropriated or otherwise violated, any Intellectual Property owned by the Company or any of its Subsidiaries.

(c)           There are no pending or, to the knowledge of the Sellers, threatened Actions by any person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Intellectual Property owned by the Company or its Subsidiaries.

(d)           All current or former officers, employees, consultants or contractors of the Company and its Subsidiaries who have participated in the creation or development of Intellectual Property in the course of their employment, engagement or contract with the Company or any of its Subsidiaries have executed and delivered to the Company or such Subsidiary written agreements (i) providing for the non-disclosure by such person of confidential information and (ii) providing for the assignment by such person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such person’s employment by, engagement by or contract with the Company or such Subsidiary of the Company.

(e)           The collection, use and dissemination of any and all data and information concerning individuals by each Group Company is and will be, immediately following the Closing, in compliance in all respects with all applicable privacy policies, terms of use, other data-related agreements and all applicable Laws.

(f)            The Company and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each item of Intellectual Property that they own, including all trade secrets and other know-how or confidential or proprietary information (together, the “Trade Secrets”) that are owned by any Group Company. To the knowledge of the Sellers, none of the Group Companies’ Trade Secrets have been disclosed to any Third Party except pursuant to valid and appropriate written non-disclosure agreements or license agreements or pursuant to obligations to maintain confidentiality arising by operation of Law. Immediately subsequent to the Closing, the Company Intellectual Property shall be owned by or available for use by the Company and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Closing.

(g)           The Company IT Assets are: (A) adequate and sufficient for the operation of the Company’s and its Subsidiaries’ business; and (B) to the knowledge of the Sellers, are free from any defects, viruses, worms and other malware. The Company and its Subsidiaries have implemented backup, security and disaster recovery measures and technology consistent with best industry practices in the PRC. Since January 1, 2018, the Company IT Assets have not failed in any respect, and to the knowledge of Sellers, (i) no person has gained unauthorized access to any Company IT Assets and (ii) the data that the Company IT Assets process or produce with respect to the businesses of the Company and its Subsidiaries have not been corrupted or compromised in any respect.

(h)           None of the Intellectual Property owned by any Group Company is subject to any Contract or other obligation as a result of any funding or support from, or any arrangement with, any Governmental Authority.

(i)           No Group Company is a party to or bound by any Contract that grants or purports to grant, as a result of the consummation of the Transactions, a license or covenant not to sue under any Intellectual Property of the Purchaser or any of its Affiliates (other than the Group Companies).

Section 3.14      Taxes.

(a)           Each Group Company has duly filed all material Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP. All such Tax returns are true, accurate and complete in all material respects. No Governmental Authority is asserting in writing or, to the knowledge of the Sellers, threatening to assert against any Group Company any material deficiency or claim for any Taxes. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax.

(b)           No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax return or material Taxes of any Group Company is currently in progress, and no Group Company has been notified of any written request for, or, to the knowledge of the Sellers, any threat of, such an audit or other examination or administrative, judicial or other proceeding. No written claim has been made by any Governmental Authority in a jurisdiction where a Group Company does not file Tax returns that such Group Company is or may be subject to taxation by such jurisdiction.

(c)           Neither the Company nor any of its Subsidiaries incorporated outside the PRC takes the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

(d)           Each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects. As of the date hereof, no suspension, revocation or cancellation of any Tax exemptions, preferential treatments or rebates is pending or, to the knowledge of the Sellers, threatened.

(e)           The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the withholding and payment over to the appropriate Governmental Authority of all Taxes required to be withheld by the Company or any of its Subsidiaries.

Section 3.15      No Secured Creditors. The Company does not have any secured creditors holding a fixed or floating security interest.

Section 3.16      Company Material Contracts. Each material Contract to which a Group Company is a party (a “Company Material Contract”) is a legal, valid and binding obligation of such Group Company and to the knowledge of the Sellers, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception. Neither any Group Company nor, to the knowledge of the Sellers and as of the date hereof, any other party thereto, is in breach or violation of, or default under, any Company Material Contract and no event has occurred or not occurred through any Group Company’s action or inaction or, to the knowledge of the Sellers, the action or inaction of any Third Party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Company Material Contract. No Group Company has received any written claim or notice of default, termination or cancellation under any Company Material Contract.

Section 3.17      Environmental Matters. (i) Each Group Company is in compliance with all applicable Environmental Law and has obtained and possesses all permits, licenses and other authorizations (including environmental assessment reports, and construction project verification reports that are required under applicable PRC Law) currently required for their establishment and their operation under any Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect, (ii) no property currently or formerly owned or operated by any Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law, (iii) no Group Company has received any notice, demand, letter, claim or request for information alleging that any Group Company is in violation of or liable under any Environmental Law, which remains unresolved, and (iv) no Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law or relating to Hazardous Substances.

Section 3.18      Insurance. (a) All insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect, (b) the Sellers have no reason to believe that the Company or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost and (c) neither the Company nor any of its Subsidiaries has received any written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of its respective insurance policies.

Section 3.19      Anti-Takeover Provisions. The Company is not a party to a shareholder rights agreement or “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) is applicable to the Company, the Company Shares, the Acquisition or the other Transactions.

Section 3.20      Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21      Solvency. The Company and its Subsidiaries will be solvent at and immediately after the Closing, as such term is used under the Laws of the Cayman Islands.

Section 3.22      Independent Investigation. The Sellers have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of each Purchaser Group Company, which investigation, review and analysis was performed by the Sellers, their Affiliates and their respective Representatives. Each Seller acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Purchaser and its Subsidiaries for such purpose. In entering into this Agreement, each Seller acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Purchaser, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Purchaser set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 3.23      Non-Reliance on Purchaser Estimates. In connection with the due diligence investigation of the Purchaser by the Sellers, their Affiliates and their respective Representatives, the Sellers, their Affiliates and their respective Representatives have received and may continue to receive from the Purchaser, its Subsidiaries and/or their respective Affiliates and Representatives certain estimates, projections and other forecasts, as well as certain business plan information, regarding the Purchaser, its Subsidiaries and their business and operations. Each Seller hereby acknowledges and agrees that these estimates, projections, forecasts and information and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each Seller acknowledges and agrees (a) that there are uncertainties inherent in attempting to make such estimates, projections and forecasts, as well as in such business plans, (b) that such Seller is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and forecasts, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or business plans), and (c) that such Seller is not relying on any estimates, projections, forecasts or business plans furnished by the Purchaser, its Subsidiaries or their respective Affiliates and Representatives, and such Seller shall not, and shall cause its Affiliates and their respective Representatives not to, hold any such person liable with respect thereto, other than fraud in connection therewith; provided that nothing contained in this Section 3.23 shall be deemed to limit in any way the representations and warranties of the Purchaser set forth in this Agreement.

Section 3.24      No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, the Purchaser acknowledges that none of the Sellers nor any other person on behalf of such Seller makes any other express or implied representation or warranty with respect to any Group Company or with respect to any other information provided to the Purchaser, its Affiliates or their respective Representatives. None of the Sellers nor any other person will have or be subject to any liability to the Purchaser or any other person resulting from the distribution to the Purchaser or its use of, any such information, including any information, documents, projections, forecasts or other material made available to the Purchaser in management presentations in expectation of the Transactions, unless and to the extent such information is expressly included in the representations and warranties contained in this Article III.

Section 3.25      Full Disclosure. The Sellers have provided the Purchaser with all the information that the Purchaser and its Representatives have requested for deciding whether to consummate the Transactions. None of the Transaction Documents nor any other statements or certificates or other materials made or delivered, or to be made or delivered, to the Purchaser in connection herewith or therewith, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein not misleading. No representation or warranty by the Sellers in the Transaction Documents and no information or materials provided to the Purchaser in connection with its due diligence investigation of any Group Company or the negotiation and execution of the Transaction Documents, taken as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances in which they are made, not misleading.

Article IV

REPRESENTATIONS AND WARRANTIES OF the purchaser

Except as set forth in the Purchaser SEC Reports filed or furnished prior to the date of this Agreement, the Purchaser hereby represents and warrants to the Sellers as of the date hereof and as of the Closing Date that:

Section 4.01      Corporate Organization.

(a)           The Purchaser is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Purchaser’s Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and each Purchaser Group Company has the requisite corporate or similar power and authority and all necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted. Each Purchaser Group Company is duly qualified or licensed to do business, and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing), in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary.

(b)           Other than the Purchaser Group Companies, there are no other corporations, associations, or other persons that are legal entities that are material to the business of the Purchaser Group Companies, taken as a whole, through which the Purchaser Group Companies conduct business and in which any Purchaser Group Company owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and none of the Purchaser Group Companies is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement that is material to the business of the Purchaser Group Companies, taken as a whole.

Section 4.02      Memorandum and Articles of Association. The Purchaser has heretofore made available to the Sellers complete and correct copies of the memorandum and articles of association of the Purchaser and each Subsidiary of the Purchaser, each as amended to date, and each as so delivered is in full force and effect. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof. Neither the Purchaser nor any Subsidiary of the Purchaser is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.03      Capitalization.

(a)           The authorized share capital of the Purchaser is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each (the “Purchaser Shares,” and each, a “Purchaser Share”), of which 6,000 Purchaser Shares have been designated as Series A Convertible Preferred Shares (“Purchaser Preferred Shares”). As of the date hereof, 65,132,149 Purchaser Shares are issued and outstanding, all of which have been duly authorized, validly issued, fully paid and non-assessable, and (ii) 3,000 Purchaser Preferred Shares are issued and outstanding, all of which have been duly authorized, validly issued, fully paid and non-assessable and are convertible into 1,000,000 Purchaser Shares. Each Purchaser Option was duly authorized by all necessary corporate action, and such grant was made in compliance with the terms of the Purchaser Equity Incentive Plan and with all applicable Laws. All Shares subject to issuance under Purchaser Options, upon the vesting and/or settlement and issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b)           Except for the Purchaser Options referred to in Section 4.03(a) and except as disclosed in the Purchaser SEC Reports, there are no options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Purchaser relating to the issued or unissued share capital of the Purchaser or obligating the Purchaser to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of the Purchaser or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the Purchaser and no securities or obligations evidencing such rights are authorized, issued or outstanding. Except as otherwise provided in this Agreement or in connection with (A) the exercise of any Purchaser Options in accordance with the Purchaser Equity Incentive Plan, (B) the withholding of Purchaser securities to satisfy tax obligations with respect to Purchaser Options, (C) the acquisition by the Purchaser of its securities in connection with the forfeiture of Purchaser Options, or (D) the acquisition by the Purchaser of its securities in connection with the net exercise of Purchaser Options in accordance with the terms thereof, there are no outstanding contractual obligations of the Purchaser to repurchase, redeem or otherwise acquire any Equity Securities of the Purchaser. The Purchaser has not issued and does not have outstanding any bonds, debentures, notes or other obligations that provide the holders thereof with the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matter on which the shareholders of the Purchaser may vote.

(c)           The Purchaser has furnished or otherwise made available to the Sellers prior to the date of this Agreement a true and correct capitalization table that sets forth the following information with respect to the Purchaser’s Equity Securities (including Purchaser Options) outstanding as of the date hereof: (i) the numbers and percentages of the Equity Securities of the Purchaser; (ii) the number of Purchaser Shares subject to Purchaser Options and the number of Shares subject to Purchaser Options by exercise or purchase price; (iii) the vesting schedule and other vesting conditions (if any) of such Purchaser Options; and (iv) the date on which such number of Purchaser Options expire. Each grant of Purchaser Options outstanding as of the date of this Agreement has been evidenced by an award agreement entered into under the Purchaser Equity Incentive Plan that is substantially similar, in all material respects, to the forms of award agreements the Purchaser has made available to the Sellers. Except as otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Purchaser Group Company is bound obligating such Purchaser Group Company to accelerate or otherwise alter the vesting of any Purchaser Option as a result of the Transactions.

(d)           All Purchaser Shares subject to issuance upon due exercise of a Purchaser Option, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. the Purchaser has made available to the Sellers accurate and complete copies of (x) the Purchaser Equity Incentive Plan pursuant to which the Purchaser has granted the Purchaser Options that are currently outstanding, (y) the forms of award agreement evidencing such Purchaser Options and (z) award agreements evidencing such Purchaser Options with terms that are materially different from those set forth in the forms of award agreement.

(e)           Except for preemptive rights as may be applicable to shares of the Purchaser’s Subsidiaries incorporated in the PRC pursuant to applicable PRC Law, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by any Purchaser Group Company relating to the issued or unissued share capital of any Subsidiary or obligating any Subsidiary to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other securities of any Subsidiary or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Subsidiary and no securities or obligations evidencing such rights are authorized, issued or outstanding. The outstanding share capital or registered capital, as the case may be, of each of the Purchaser’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each of the Purchaser’s Subsidiaries that is owned by any Purchaser Group Company is owned by such Purchaser Group Company free and clear of all Liens (other than Permitted Liens). Subject to limitations imposed by applicable Law and the applicable constitutional documents, such Purchaser Group Company has the unrestricted right to vote and to receive dividends and distributions on all such equity securities held by the relevant Purchaser Group Company in such Subsidiary. Except as otherwise provided in this Agreement, there are no outstanding contractual obligations of any Purchaser Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Purchaser Group Company.

Section 4.04      Authority Relative to Transaction Documents; Fairness. The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by the Purchaser of the Transaction Documents and the consummation by the Purchaser of the Transactions have been duly authorized by the Purchaser Board, and no other corporate action on the part of the Purchaser is necessary to authorize the execution and delivery by the Purchaser of the Transaction Documents and the consummation by them of the Transactions. This Agreement has been duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery by the Sellers, constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.05      No Conflict; Required Filings and Consents.

(a)           The execution and delivery of the Transaction Documents by the Purchaser do not, and the performance of the Transaction Documents by the Purchaser and the consummation of the Transactions will not, (i) conflict with or violate the memorandum and articles of association of the Purchaser or any equivalent organizational documents of any other Purchaser Group Company, (ii) assuming (solely with respect to performance of the Transaction Documents and consummation of the Transactions) that the matters referred to in Section 4.05(b) are complied with, conflict with or violate any Law applicable to any Purchaser Group Company or by which any property or asset of any Purchaser Group Company is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of any Purchaser Group Company pursuant to, any Contract to which any Purchaser Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect or prevent or materially impair or delay, or be reasonably be expected to prevent or materially impair or delay, the consummation of the Acquisition or other Transactions.

(b)           The execution and delivery of the Transaction Documents by the Purchaser do not, and the performance of the Transaction Documents by the Purchaser and the consummation by the Purchaser of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (ii) for compliance with the rules and regulations of the Nasdaq Stock Market (the “NASDAQ”), (collectively, the “Requisite Regulatory Approvals”) and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially impair or delay, or be reasonably be expected to prevent or materially impair or delay, the consummation of the Acquisition or other Transactions.

Section 4.06      Permits; Compliance with Laws.

(a)           Each Purchaser Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted (the “Material Purchaser Permits”). As of the date hereof, no suspension or cancellation of any of the Material Purchaser Permits is pending or, to the knowledge of the Purchaser, threatened. All such Material Purchaser Permits are valid and in full force and effect. Each Purchaser Group Company is in compliance, in all material respects, with the terms of the Material Purchaser Permits. Without limiting the generality of the foregoing, all approvals, filings and registrations and other requisite formalities with Governmental Authorities in the PRC that are material to the Purchaser Group Companies, taken as a whole, and are required to be obtained or made in respect of each Purchaser Group Company incorporated in the PRC with respect to its capital structure and operations as it is now being conducted, including, but not limited to, if so material, the approvals of and registrations with the State Administration for Industry and Commerce, the Ministry of Commerce, the National Development and Reform Commission, the SAFE and the State Administration of Taxation, and their respective local counterparts, have been duly completed in accordance with applicable PRC Laws.

(b)           Except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, no Purchaser Group Company is in default, breach or violation of any Law applicable to it (including (i) any Laws applicable to its business, and (ii) any Laws related to the protection of personal data) or by which any of its properties or assets are bound. No Purchaser Group Company has received any written notice or communication from any Governmental Authority or stock exchange of any non-compliance with any applicable Laws or listing rules or regulations that has not been cured or of which the statute of limitation has not lapsed except for such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

(c)           No Purchaser Group Company or, to the knowledge of the Purchaser, any agent, director, officer, employee or other person acting on behalf of any Purchaser Group Company, has, in the course of its actions for, or on behalf of, a Purchaser Group Company (i) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment, that would violate any Anticorruption Law or (ii) made an offer to pay, a promise to pay or a payment or transfer of money or anything else of value, or an authorization of such offer, promise, payment or transfer, directly or indirectly, to any Government Official for the purpose of (A) influencing any act or decision of such Government Official in his official capacity, (B) inducing such Government Official to do or omit to do any act in violation of his lawful duties, (C) securing any improper advantage or (D) inducing such Government Official to influence any act or decision of any Governmental Authority.

(d)           The Purchaser has complied in all material respects with the reporting and/or registration requirements of the SAFE Rules and Regulations, with respect to the registration of the Purchaser Equity Incentive Plan with the Governmental Authorities in the PRC. As of the date hereof, the Purchaser has not received any written inquiries, notifications, orders or any other forms of official written correspondence from SAFE or any of its local branches with respect to any actual or alleged material non-compliance with the SAFE Rules and Regulations by such holders or beneficial owners.

Section 4.07      SEC Filings; Financial Statements.

(a)           The Purchaser has filed or furnished, as the case may be, all forms, reports and other documents required to be filed with or furnished to the SEC by the Purchaser pursuant to the Securities Act and the Exchange Act (the “Purchaser SEC Reports”). As of the date of filing, in the case of Purchaser SEC Reports filed pursuant to the Exchange Act (and to the extent such Purchaser SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Purchaser SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Purchaser SEC Reports were amended, then as of the date of effectiveness of such amendment), the Purchaser SEC Reports (i) complied as to form in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

(b)           Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Purchaser SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presents, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Purchaser and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP except as may be noted therein.

(c)           Except as and to the extent set forth in the Purchaser SEC Reports, no Purchaser Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that are required in accordance with GAAP to be disclosed or reflected on or reserved against the consolidated financial statements of the Purchaser and its Subsidiaries, except for liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2019, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) which do not, or would not reasonably be expected to, have a Purchaser Material Adverse Effect.

Section 4.08      Absence of Certain Changes or Events. Since December 31, 2019, except as expressly contemplated by this Agreement, each Purchaser Group Company has conducted business in all material respects in the ordinary course, and there has not been (a) any Purchaser Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of any Purchaser Group Company’s Equity Securities, except for any dividend or distribution by a Purchaser Group Company to another Purchaser Group Company; (c) any redemption, repurchase or other acquisition of any Equity Securities of any Purchaser Group Company by a Purchaser Group Company (other than repurchase of Shares to satisfy obligations under the Purchaser Equity Incentive Plan or other similar plans or arrangements including the withholding of Shares in connection with the exercise of Purchaser Options in accordance with the terms and conditions of such Purchaser Options); (d) any material change by the Purchaser in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto; or (e) any material Tax election made by the Purchaser or any of its Subsidiaries or any settlement or compromise of any material Tax liability by the Purchaser or any of its Subsidiaries, other than in the ordinary course of business.

Section 4.09      Absence of Litigation. There is no Action pending or, to the knowledge of the Purchaser, threatened against any Purchaser Group Company, or any share, security, equity interest, property or asset of any Purchaser Group Company, before any Governmental Authority which (i) has or would reasonably be expected to have a Purchaser Material Adverse Effect, or (ii) as of the date hereof, has enjoined, restrained, prevented or materially delayed, or would reasonably be expected to enjoin, restrain, prevent or materially delay, the consummation of the Acquisition. No Purchaser Group Company, nor any property or asset of any Purchaser Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Purchaser, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

Section 4.10      Employee Benefit Plans.

(a)           The Purchaser has furnished or otherwise made available to the Sellers prior to the date of this Agreement an accurate and complete list of each material Purchaser Employee Plan, any Purchaser Employee Plan mandated by applicable Law to which the sole liability of the Purchaser and its Subsidiaries is to make contributions required by Law including plans or programs maintained by a Governmental Authority requiring the payment of social insurance taxes or similar contributions by the Purchaser or its Subsidiaries to a fund of a Governmental Authority with respect to wages of an employee. With respect to each material Purchaser Employee Plan, the Purchaser has made available to the Sellers, to the extent applicable, (i) copies of each such Purchaser Employee Plan document, including all material amendments thereto, and all related trust documents, (ii) if such Purchaser Employee Plan is not in written form, a written description of such Purchaser Employee Plan and any material written interpretations thereof that have previously been provided or made available to employees, (iii) the most recently prepared actuarial report, and (iv) all material correspondence to or from any Governmental Authority received in the last three (3) years with respect to any such Purchaser Employee Plan.

(b)           Each material Purchaser Employee Plan has, in all material respects, been established, operated and maintained in compliance with its terms and with applicable Law (including any special provisions relating to qualified plans where such Purchaser Employee Plan was intended so to qualify).

(c)           Except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, (i) all contributions or other amounts payable by a Purchaser Group Company with respect to each Purchaser Employee Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles, and (ii) there are no claims (other than for benefits incurred in the ordinary course) or Actions pending, or, to the knowledge of the Purchaser, threatened against any Purchaser Employee Plan or against the assets of any Purchaser Employee Plan which could reasonably be expected to result in any liability to the Purchaser or any of its Subsidiaries.

(d)           Except as expressly provided under this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions alone (whether alone or in connection with any additional or subsequent events such as a termination of employment), will (i) entitle any current or former director, employee or consultant of any Purchaser Group Company to material compensation in the form of a severance payment or similar payment, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Purchaser Employee Plans, or (iii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Purchaser Employee Plan on or following the Closing, other than in the case of (i) and (ii), continued coverage under applicable Purchaser Employee Plans for a specified duration no longer than twelve months upon any resignation or termination following the consummation of the Transaction.

Section 4.11      Labor and Employment Matters.

(a)           Neither the Purchaser nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, trade union, works council or other labor union Contract applicable to persons employed by it, and, to the knowledge of the Purchaser, there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit relating to any employee of any Purchaser Group Company. There are no unfair labor practice complaints pending or, to the knowledge of the Purchaser, threatened against any Purchaser Group Company before any Governmental Authority and, as of the date hereof, there is no organized strike, slowdown, work stoppage or lockout, or similar activity currently occurring or, to the knowledge of the Purchaser, threatened against or involving any Purchaser Group Company.

(b)           Each Purchaser Group Company (i) is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the appropriate Governmental Authority and (ii) is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. Except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, (A) there is no claim with respect to payment of wages, salary or overtime pay that is now pending or, to the knowledge of the Purchaser, threatened before any Governmental Authority with respect to any persons currently or formerly employed by any Purchaser Group Company, (B) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that is now pending or, to the knowledge of the Purchaser, threatened with respect to any Purchaser Group Company and (C) there is no charge of discrimination in employment or employment practices for any reason, including, age, gender, race, religion or other legally protected category, that is now pending or, to the knowledge of the Purchaser, threatened against any Purchaser Group Company before any Governmental Authority in any jurisdiction in which any Purchaser Group Company has employed or currently employs any person.

Section 4.12      Real Property; Title to Assets.

(a)           Except as would not be material to the Purchaser and its Subsidiaries, taken as a whole, with respect to each Owned Real Property: (i) the relevant Purchaser Group Company has good and marketable title, validly granted land use rights or building ownership rights, as applicable, to such Owned Real Property, free and clear of all Liens, except Permitted Liens, (ii) no Purchaser Group Company has leased or otherwise granted to any person the right to use or occupy such Owned Real Property or any portion thereof, (iii) there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein, and (iv) the relevant Purchaser Group Company is the only party in possession of such Owned Real Property. No Purchaser Group Company is a party to any Contract, agreement or option to purchase any material real property or interest therein. The land use rights relating to the Owned Real Property have been obtained from a competent Governmental Authority in compliance in all material respects with applicable PRC Law, all amounts (including, if applicable, land grant premiums) required under applicable Law in connection with securing such title or land use rights have been paid in full and such land use rights are not subject to any restrictions that would materially interfere with the operation of the Purchaser Group Companies as currently conducted as of the date hereof. Except as would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect, (1) the relevant Purchaser Group Company has duly complied in all respects with all of the terms and conditions of, and all of its obligations under, the relevant land use rights contract or real property purchase contract in relation to any Owned Real Property owned by it (including the obligations to develop the land in accordance with the schedules provided under relevant land grant contracts), (2) the Owned Real Property remains in conformity with all applicable building codes and standards, fire prevention, safety, planning or zoning Law, and (3) no Purchaser Group Company has been subject to any fine or other penalty imposed by any Governmental Authority (including any penalty imposed due to idleness of land or failure to develop the land in accordance with the schedules provided under relevant land grant contracts).

(b)           With respect to the Lease for each Leased Property: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) to the knowledge of the Purchaser, there are no disputes with respect to such Lease and (iii) neither any Purchaser Group Company nor, to the knowledge of the Purchaser, any other party to the Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease.

(c)           The Purchaser and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property) that are material to the business of the Purchaser and its Subsidiaries taken as a whole, in each case free and clear of all Liens, except Permitted Liens.

Section 4.13      Intellectual Property.

(a)           The Purchaser and its Subsidiaries have valid and enforceable rights to use all Intellectual Property used in, or necessary to conduct, the business of the Purchaser or its Subsidiaries as it is currently conducted (the “Purchaser Intellectual Property”), free and clear of all Liens (other than Permitted Liens).

(b)           Since January 1, 2018, neither the Purchaser nor any of its Subsidiaries have received written notice of any Action, and, to the knowledge of the Purchaser, no Action is threatened, that the Purchaser or any of its Subsidiaries, or the business or activities conducted by them (including the commercialization and exploitation of its products and services), is infringing, misappropriating, or otherwise violating or has infringed, misappropriated or otherwise violated any Intellectual Property right of any person, including any demands or unsolicited offers to license any Intellectual Property. Neither the Purchaser nor any of its Subsidiaries nor the business or activities conducted by the Purchaser or any of its Subsidiaries (including the commercialization and exploitation of their products and services) infringes, misappropriates or otherwise violates or, since January 1, 2018, has infringed, misappropriated or otherwise violated any Intellectual Property rights of any person. To the knowledge of the Purchaser, no person is currently infringing, misappropriating or otherwise violating or, since January 1, 2018, has infringed, misappropriated or otherwise violated, any Intellectual Property owned by the Purchaser or any of its Subsidiaries.

(c)           There are no pending or, to the knowledge of the Purchaser, threatened Actions by any person challenging the validity or enforceability of, or the use or ownership by the Purchaser or any of its Subsidiaries of, any of the Intellectual Property owned by the Purchaser or its Subsidiaries.

(d)           All current or former officers, employees, consultants or contractors of the Purchaser and its Subsidiaries who have participated in the creation or development of Intellectual Property in the course of their employment, engagement or contract with the Purchaser or any of its Subsidiaries have executed and delivered to the Purchaser or such Subsidiary written agreements (i) providing for the non-disclosure by such person of confidential information and (ii) providing for the assignment by such person to the Purchaser or such Subsidiary of any Intellectual Property developed or arising out of such person’s employment by, engagement by or contract with the Purchaser or such Subsidiary of the Purchaser.

(e)           The collection, use and dissemination of any and all data and information concerning individuals by each Purchaser Group Company is and will be, immediately following the Closing, in compliance in all respects with all applicable privacy policies, terms of use, other data-related agreements and all applicable Laws.

(f)           The Purchaser and its Subsidiaries have taken all actions reasonably necessary to maintain and protect each item of Intellectual Property that they own, including all Trade Secrets that are owned by any Purchaser Group Company. To the knowledge of the Purchaser, none of the Purchaser Group Companies’ Trade Secrets have been disclosed to any Third Party except pursuant to valid and appropriate written non-disclosure agreements or license agreements or pursuant to obligations to maintain confidentiality arising by operation of Law. Immediately subsequent to the Closing, the Purchaser Intellectual Property shall be owned by or available for use by the Purchaser and its Subsidiaries on terms and conditions identical to those under which the Purchaser and its Subsidiaries owned or used the Purchaser Intellectual Property immediately prior to the Closing.

(g)          The Purchaser IT Assets are: (A) adequate and sufficient for the operation of the Purchaser’s and its Subsidiaries’ business; and (B) to the knowledge of the Purchaser, are free from any defects, viruses, worms and other malware. The Purchaser and its Subsidiaries have implemented backup, security and disaster recovery measures and technology consistent with best industry practices in the PRC. Since January 1, 2018, the Purchaser IT Assets have not failed in any respect, and to the knowledge of Purchaser, (i) no person has gained unauthorized access to any Purchaser IT Assets and (ii) the data that the Purchaser IT Assets process or produce with respect to the businesses of the Purchaser and its Subsidiaries have not been corrupted or compromised in any respect.

(h)          None of the Intellectual Property owned by any Purchaser Group Company is subject to any Contract or other obligation as a result of any funding or support from, or any arrangement with, any Governmental Authority.

(i)            No Purchaser Group Company is a party to or bound by any Contract that grants or purports to grant, as a result of the consummation of the Transactions, a license or covenant not to sue under any Intellectual Property of the Company or any of its Affiliates (other than the Purchaser Group Companies).

Section 4.14      Taxes.

(a)           Each Purchaser Group Company has duly filed all material Tax returns and reports required to be filed by it and has paid and discharged all Taxes required to be paid or discharged, other than such payments as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Purchaser’s financial statements in accordance with GAAP. All such Tax returns are true, accurate and complete in all material respects. No Governmental Authority is asserting in writing or, to the knowledge of the Purchaser, threatening to assert against any Purchaser Group Company any material deficiency or claim for any Taxes. No Purchaser Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax.

(b)           No audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax return or material Taxes of any Purchaser Group Company is currently in progress, and no Purchaser Group Company has been notified of any written request for, or, to the knowledge of the Purchaser, any threat of, such an audit or other examination or administrative, judicial or other proceeding. No written claim has been made by any Governmental Authority in a jurisdiction where a Purchaser Group Company does not file Tax returns that such Purchaser Group Company is or may be subject to taxation by such jurisdiction.

(c)           Neither the Purchaser nor any of its Subsidiaries incorporated outside the PRC take the position for tax purposes that it is a “resident enterprise” of the PRC or tax resident in any jurisdiction other than its jurisdiction of formation.

(d)           Each Purchaser Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Purchaser Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects. As of the date hereof, no suspension, revocation or cancellation of any Tax exemptions, preferential treatments or rebates is pending or, to the knowledge of the Purchaser, threatened.

(e)           The Purchaser and its Subsidiaries have complied in all material respects with all applicable Laws relating to the withholding and payment over to the appropriate Governmental Authority of all Taxes required to be withheld by the Purchaser or any of its Subsidiaries.

Section 4.15      No Secured Creditors. The Purchaser does not have any secured creditors holding a fixed or floating security interest.

Section 4.16      Purchaser Material Contracts. Each material Contract to which a Purchaser Group Company is a party (a “Purchaser Material Contract”) is a legal, valid and binding obligation of such Purchaser Group Company and to the Purchaser’s knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception. Neither any Purchaser Group Company nor, to the Purchaser’s knowledge and as of the date hereof, any other party thereto, is in breach or violation of, or default under, any Purchaser Material Contract and no event has occurred or not occurred through any Purchaser Group Company’s or, to the Purchaser’s knowledge, the action or inaction of any Third Party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Purchaser Material Contract. No Purchaser Group Company has received any written claim or notice of default, termination or cancellation under any Purchaser Material Contract.

Section 4.17      Environmental Matters. (i) Each Purchaser Group Company is in compliance with all applicable Environmental Law and has obtained and possesses all Environmental Permits currently required for their establishment and their operation under any Environmental Law, and all such Environmental Permits are in full force and effect, (ii) no property currently or formerly owned or operated by any Purchaser Group Company has been contaminated with or is releasing any Hazardous Substance in a manner that would reasonably be expected to require remediation or other action pursuant to any Environmental Law, (iii) no Purchaser Group Company has received any notice, demand, letter, claim or request for information alleging that any Purchaser Group Company is in violation of or liable under any Environmental Law, which remains unresolved, and (iv) no Purchaser Group Company is subject to any order, decree or injunction with any Governmental Authority or agreement with any Third Party concerning liability under any Environmental Law or relating to Hazardous Substances.

Section 4.18      Insurance. (a) All insurance policies and all self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Purchaser and its Subsidiaries are in full force and effect, (b) the Purchaser has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost and (c) neither the Purchaser nor any of its Subsidiaries has received any written notice of any threatened termination of, premium increase with respect to, or alteration of coverage under, any of its respective insurance policies.

Section 4.19      Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser.

Section 4.20      Solvency. The Purchaser is not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to the Transactions, including the payment of any amounts required to be paid in connection with the consummation of the Transactions, including the payment of all related fees and expenses, assuming (i) satisfaction of the conditions set forth in Section 7.01 and Section 7.02, or the waiver of such conditions, and (ii) the accuracy of the representations and warranties of the Sellers set forth in this Agreement (for such purposes, the representations and warranties that are qualified as to materiality or “Company Material Adverse Effect” or other words of similar import shall be true and correct in all respects and those not so qualified shall be true and correct in all material respects), the Purchaser and its Subsidiaries will be solvent at and immediately after the Closing, as such term is used under the Laws of the Cayman Islands.

Section 4.21      Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of each Group Company, which investigation, review and analysis was performed by the Purchaser, its Affiliates and their respective Representatives. The Purchaser acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, the Purchaser acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

Section 4.22      Non-Reliance on Company Estimates. In connection with the due diligence investigation of the Company by the Purchaser, its Affiliates and their respective Representatives, the Purchaser, its Affiliates and their respective Representatives have received and may continue to receive from the Sellers, their Affiliates and their respective Representatives certain estimates, projections and other forecasts, as well as certain business plan information, regarding the Company, its Subsidiaries and their business and operations. The Purchaser hereby acknowledges and agrees that these estimates, projections, forecasts and information and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, the Purchaser acknowledges and agrees (a) that there are uncertainties inherent in attempting to make such estimates, projections and forecasts, as well as in such business plans, (b) that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and forecasts, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or business plans), and (c) that the Purchaser is not relying on any estimates, projections, forecasts or business plans furnished by the Sellers, their Affiliates or their respective Representatives, and the Purchaser shall not, and shall cause its Affiliates and their respective Representatives not to, hold any such person liable with respect thereto, other than fraud in connection therewith; provided that nothing contained in this Section 4.22 shall be deemed to limit in any way the representations and warranties of the Sellers set forth in this Agreement.

Section 4.23      No Additional Representations. Except for the representations and warranties contained in this Article IV, each Seller acknowledges that neither the Purchaser nor any other person on behalf of the Purchaser makes any other express or implied representation or warranty with respect to any Purchaser Group Company or with respect to any other information provided to the Sellers, their Affiliates or their respective Representatives. Neither the Purchaser nor any other person will have or be subject to any liability to the Sellers or any other person resulting from the distribution to the Sellers, or the Sellers’ use of, any such information, including any information, documents, projections, forecasts or other material made available to the Sellers in management presentations in expectation of the Transactions, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

Article V

CONDUCT OF BUSINESS PENDING THE ACQUISITION

Section 5.01      Conduct of Business by the Company Pending the Acquisition. The Sellers agree that, from the date of this Agreement until the earlier of the Closing and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law or (y) expressly contemplated or permitted by this Agreement, unless the Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Sellers shall procure that (i) the businesses of the Group Companies shall be conducted in the ordinary course of business in a manner consistent with past practice; and (ii) the Company shall use its commercially reasonable efforts to preserve the assets and the business organization of the Group Companies in all material respects, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing customers, suppliers and other persons with which any Group Companies has material business relations as of the date hereof.

Without limiting the generality of the foregoing paragraph, from the date of this Agreement until the earlier of the Closing and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law or (y) expressly contemplated or permitted by this Agreement, the Sellers shall procure that no Group Company, directly or indirectly, do or propose to do any of the following without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)           amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)           issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of any Group Company, or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$1,000,000, except in the ordinary course of business;

(c)           declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other Subsidiaries);

(d)           reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital;

(e)           effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Group Company, or public offer of any new Subsidiary, other than as contemplated by this Agreement;

(f)           acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$1,000,000 in any transaction or related series of transactions;

(g)           incur any additional Company Debt or guarantee any indebtedness for borrowed money of any Third Party except for the incurrence or guarantee of indebtedness not in an aggregate amount in excess of US$1,000,000;

(h)           other than expenditures necessary to maintain assets in good repair consistent with the past practice or pursuant to the Company’s operating plan in effect as of the date hereof, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$10,000,000 or capital expenditures which are, in the aggregate, in excess of US$1,000,000 for the Group Companies taken as a whole;

(i)           except as required pursuant to any Company Employee Plan or any employment agreement or compensatory agreements in effect as of the date of this Agreement, or this Agreement, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of any Group Company other than the hiring or termination of employees below the vice president level or its equivalent (e.g. the head of business unit) or with an annual compensation of less than US$200,000, (ii) grant or provide any severance or termination payments or benefits to any director, officer, employee or consultant of any Group Company except as required by applicable Law, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any director, officer, employee or consultant of any Group Company except such increases or payments, in the aggregate, do not cause an increase in the labor costs of the Group Companies, taken as a whole, by more than 5%, or (iv) forgive any loans to any director, officer, employee or consultant of any Group Company;

(j)            make any changes with respect to financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(k)          enter into, amend, modify, consent to the termination of, or waive any material rights under, any Company Material Contract (or any Contract that would be a Company Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$1,000,000 or more which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less;

(l)           enter into any Contract between the Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company or any of its Subsidiaries, on the other hand, except for (i) Contracts solely between the Company and/or wholly-owned Company Subsidiaries and (ii) Contracts permitted under Section 5.01(i));

(m)         terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

(n)          settle any Action other than any settlement involving the payment of monetary damages not in excess of US$1,000,000;

(o)          fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every item of Intellectual Property owned by any Group Company;

(p)          enter into, or propose to enter into, any transaction involving any material earn-out or similar payment payable by any Group Company, to any Third Party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

(q)          engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(r)           make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting; or

(s)           announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.02      Conduct of Business by the Purchaser Pending the Acquisition. The Purchaser agrees that, from the date of this Agreement until the earlier of the Closing and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law or (y) expressly contemplated or permitted by this Agreement, unless the Sellers shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the businesses of the Purchaser Group Companies shall be conducted in the ordinary course of business in a manner consistent with past practice; and (ii) the Purchaser shall use its commercially reasonable efforts to preserve the assets and the business organization of the Purchaser Group Companies in all material respects, to keep available the services of the current officers and key employees of the Purchaser Group Companies and to maintain in all material respects the current relationships of the Purchaser Group Companies with existing customers, suppliers and other persons with which any Purchaser Group Companies has material business relations as of the date hereof.

Without limiting the generality of the foregoing paragraph, from the date of this Agreement until the earlier of the Closing and termination of this Agreement pursuant to Article VIII, except as (x) required by applicable Law or (y) expressly contemplated or permitted by this Agreement, the Purchaser shall not and shall not permit any other Purchaser Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of the Sellers (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)           amend or otherwise change its memorandum and articles of association or equivalent organizational documents;

(b)           issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of, (i) any shares of any class of any Purchaser Group Company (other than in connection with (A) the exercise of any Purchaser Options in accordance with the Purchaser Equity Incentive Plan, (B) the withholding of Purchaser securities to satisfy tax obligations with respect to Purchaser Options (C) the acquisition by the Purchaser of its securities in connection with the forfeiture of Purchaser Options, or (D) the acquisition by the Purchaser of its securities in connection with the net exercise of Purchaser Options in accordance with the terms thereof), or (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Purchaser Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$1,000,000, except in the ordinary course of business;

(c)           declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Purchaser to the Purchaser or any of its other Subsidiaries);

(d)           reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase of Shares to satisfy obligations under the Purchaser Equity Incentive Plan, including the withholding of Shares in connection with the exercise of Purchaser Options in accordance with the terms and conditions of such Purchaser Options (as applicable));

(e)           effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Purchaser Group Company, or public offer of any new Subsidiary, other than as contemplated by this Agreement;

(f)            acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$1,000,000 in any transaction or related series of transactions;

(g)          incur any additional Purchaser Debt or guarantee any indebtedness for borrowed money of any Third Party except for the incurrence or guarantee of indebtedness not in an aggregate amount in excess of US$1,000,000;

(h)           other than expenditures necessary to maintain assets in good repair consistent with the past practice or pursuant to the Purchaser’s operating plan in effect as of the date hereof, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$10,000,000 or capital expenditures which are, in the aggregate, in excess of US$1,000,000 for the Purchaser Group Companies taken as a whole;

(i)            except as required pursuant to any Purchaser Employee Plan or any employment agreement or compensatory agreements in effect as of the date of this Agreement, or this Agreement, (i) enter into any new employment or compensatory agreements (including the renewal of any such agreements), or terminate any such agreements, with any director, officer, employee or consultant of any Purchaser Group Company other than the hiring or termination of employees below the vice president level or its equivalent (e.g. the head of business unit) or with an annual compensation of less than US$200,000, (ii) grant or provide any severance or termination payments or benefits to any director, officer, employee or consultant of any Purchaser Group Company except as required by applicable Law, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any director, officer, employee or consultant of any Purchaser Group Company except such increases or payments, in the aggregate, do not cause an increase in the labor costs of the Purchaser Group Companies, taken as a whole, by more than 5%, (iv) make any new equity awards to any person under the Purchaser Equity Incentive Plan, (v) establish, adopt, amend or terminate any Purchaser Employee Plan or materially amend the terms of any outstanding Purchaser Options, (vi) take any action to accelerate the vesting of Purchaser Options, or (vii) forgive any loans to any director, officer, employee or consultant of any Purchaser Group Company;

(j)            make any changes with respect to financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Purchaser Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(k)          enter into, amend, modify, consent to the termination of, or waive any material rights under, any Purchaser Material Contract (or any Contract that would be a Purchaser Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$1,000,000 or more which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less;

(l)           enter into any Contract between the Purchaser or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Purchaser or any of its Subsidiaries, on the other hand, except for (i) Contracts solely between the Purchaser and/or its wholly-owned Subsidiaries and (ii) Contracts permitted under Section 5.01(i));

(m)         terminate or cancel, let lapse, or amend or modify in any material respect, other than renewals in the ordinary course of business, any material insurance policies maintained by it which are not promptly replaced by a comparable amount of insurance coverage;

(n)          settle any Action other than any settlement involving the payment of monetary damages not in excess of US$1,000,000;

(o)          fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in each and every item of Intellectual Property owned by any Purchaser Group Company;

(p)          enter into, or propose to enter into, any transaction involving any material earn-out or similar payment payable by any Purchaser Group Company, to any Third Party, other than payments in connection with purchases of vehicles, plant, equipment, supplies or computers in the ordinary course of business;

(q)          engage in the conduct of any new line of business material to the Purchaser and its Subsidiaries, taken as a whole;

(r)          make or change any material Tax election, materially amend any Tax return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting; or

(s)           announce an intention, enter into any formal or informal agreement or otherwise make a commitment, to do any of the foregoing.

Section 5.03      No Control of Other Party’s Business. Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give the Purchaser, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Closing, and nothing contained in this Agreement is intended to give the Sellers, directly or indirectly, the right to control or direct the Purchaser’s operations. Prior to the Closing, each of the Purchaser and the Sellers shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.04      Additional Interim Covenants. Each of the Purchaser and the Sellers agrees and undertakes to each other on the followings (as applicable), from the date of this Agreement until the earlier of the Closing and termination of this Agreement:

(a)           As the Purchaser’s undertaking in favor of the Sellers, the Purchaser shall use its best efforts to fulfill or cause the fulfilment of the conditions to the Sellers’ obligations at Closing as set forth in Sections 7.01 and Section 7.03.

(b)           As the Sellers’ undertaking in favor of the Purchaser, each Seller shall use its best efforts to fulfill or cause the fulfilment of the conditions to the Purchaser’s obligations at Closing as set forth in Sections 7.01 and 7.02.

Article VI

ADDITIONAL AGREEMENTS

Section 6.01      Access to Information.

(a)           From the date hereof until the earlier of the Closing and termination of this Agreement pursuant to Article VIII and subject to applicable Law, upon reasonable advance notice from the Purchaser, the Sellers shall (i) provide to the Purchaser (and the Purchaser’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources (including potential sources) and other authorized representatives of the Purchaser and such other parties, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to the Purchaser and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)           From the date hereof until the earlier of the Closing and termination of this Agreement pursuant to Article VIII and subject to applicable Law, upon reasonable advance notice from the Sellers, the Purchaser shall (i) provide to the Sellers (and the Sellers’ Representatives) reasonable access during normal business hours to the offices, properties, books and records of any Purchaser Group Company, (ii) furnish to the Sellers and their Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with the Sellers and their Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Purchaser or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Purchaser or its Subsidiaries of their duties.

(c)           Notwithstanding anything to the contrary in Section 6.01(a) and Section 6.01(b), nothing in this Agreement shall require the Sellers (or the Purchaser or any of its Subsidiaries) to provide the Purchaser (or the Sellers) or any of its (or their) Representatives with access to any books, records, documents or other information to the extent that (i) such books, records, documents or other information is subject to any confidentiality agreement with a Third Party (provided that, at the request of the Purchaser (or the Sellers), the Sellers (or the Purchaser) shall use their (or its) commercially reasonable efforts to obtain a waiver from such Third Party), (ii) the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege which could not be reasonably remedied by use of common interest agreements or other methods to maintain such privilege, or (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law.

(d)           All information provided or made available pursuant to this Section 6.01 to the Purchaser or its Representatives shall be subject to Section 6.02.

(e)           No investigation pursuant to this Section 6.01 shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of the Parties.

Section 6.02      Confidentiality. Except as necessary to complete the applicable SEC filings or obtain the Requisite Regulatory Approvals, each Party shall hold and shall cause its Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable Laws, all documents and information concerning the other Parties furnished to it by such other Parties or their Representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from other sources, which source is not the agent of the other Party, by the Party to which it was furnished), and each Party shall not release or disclose such information to any other person, except its Representatives in connection with this Agreement. In the event that any Party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such Party shall give timely written notice to the other Parties so that such Parties may have an opportunity to obtain a protective order or other appropriate relief. Each Party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other Parties if it exercises the same care as it takes to preserve confidentiality for its own similar information. The Parties acknowledge that some previously confidential information will be required to be disclosed in the applicable SEC filings.

Section 6.03      No Solicitation of Transactions.

Until the earlier of the Closing and termination of this Agreement pursuant to Article VIII, the Sellers agree that they shall not, and shall cause the Company, any of its Subsidiaries and their respective Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate or knowingly encourage, enter into, maintain or continue discussions or negotiations with any Third Party in respect of, or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or that in the Sellers’ good faith judgment could reasonably be expected to lead to, any purchase, merger or acquisition of the Company’s or any Group Company’s Equity Securities, (ii) agree to, approve, endorse, recommend or consummate any purchase, merger or acquisition of the Company’s or any Group Company’s Equity Securities or enter into any letter of intent or Contract or commitment contemplating or otherwise relating to any purchase, merger or acquisition of the Company’s or any Group Company’s Equity Securities, (iii) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statute (and the Sellers shall promptly take all action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement), (iv) engage in any act or inaction that will materially impair or is reasonably expected to materially impair the value of the Group Companies, (v)  unilaterally terminate or withdraw from this Agreement and the Transactions, or seek such termination or withdrawal other than pursuant to Section 8.03, or (vi) authorize or permit any of the Representatives of the Sellers, the Company or any of its Subsidiaries to take any action set forth in clauses (i) – (v) of this Section 6.02. The Sellers shall not, and shall cause the Company and its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement which prohibits the Company from providing such information to the Purchaser.

Section 6.04      Notification of Certain Matters. Each of the Sellers and the Purchaser shall promptly notify the other in writing of:

(a)           any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)           any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)           any Actions commenced or, to the knowledge of the Sellers or the knowledge of the Purchaser, threatened against the Sellers, the Company or any of its Subsidiaries or the Purchaser and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such party’s representations and warranties contained herein, or that relate to such party’s ability to consummate the Transactions; and

(d)           if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of such Party set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.04(d) shall not constitute a failure of a condition to the Acquisition set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure; provided, further, that the unintentional failure of the Sellers or the Purchaser to give notice under this Section 6.04 shall not be deemed to be a breach of covenant under this Section 6.04 but instead shall constitute only a breach of the underlying representation or warranty or covenant or condition, as the case may be.

Section 6.05      Further Action; Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions of this Agreement, each of the Parties and their respective Affiliates shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including (A) obtaining consent (such consent not to be unreasonably withheld, conditioned or delayed) from the other Parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, (B) permitting the other Parties to review in advance, and consulting with the other Parties on, any proposed filing, submission or communication (whether verbal or written) by such Party to any Governmental Authority, and (C) giving the other Parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) cooperate with the other Parties and use its reasonable best efforts, and cause its Affiliates to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including employing such resources as are necessary to obtain the Requisite Regulatory Approvals; provided that none of the Purchaser, its Affiliates or their respective Representatives shall be required to accept any onerous condition or mitigation measure imposed upon it that would materially and adversely affect its interest in the Transaction, including, without limitation, to commit to or effect, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its or any of its Affiliates’ or portfolio companies’ assets, properties or businesses, or accept any prohibition or limitation on the ownership or operation of, or any arrangement that would apply to, any of its or any of its Affiliates’ or portfolio companies’ assets, properties or businesses.

(b)           Each Party shall, upon request by any other Party, furnish such other Party with all information concerning itself, its Affiliates, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Purchaser, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Authority in connection with the Transactions.

Section 6.06      Public Announcements. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Sellers and the Purchaser. Thereafter, at any time prior to termination of this Agreement pursuant to Article VIII, the Purchaser and the Sellers shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of the NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

Section 6.07      Takeover Statutes. If any Takeover Statute is or may become applicable to any of the Transactions, the Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.08      Minimum Assets and No Liabilities. The Sellers shall procure that the total net assets (excluding intangible assets) and Available Cash of the Company (on a consolidated basis) at the Closing shall be no less than the respective amounts as of November 30, 2020, which amounts have been confirmed by the Sellers and the Purchaser before the date of this Agreement. The Sellers shall procure that, at the Closing, the Company shall not have any material contingent or off-balance sheet liabilities.

Section 6.09      Directors and Officers of the Purchaser After Closing. Upon the Closing, Mr. Mingjun Lin (“Mr. Lin”) shall have the right to appoint three (3) members of the Purchaser Board, including one (1) independent director, and Renren Inc. (“Renren”) shall have the right to appoint two (2) members of the Purchaser Board, including one (1) independent director. Upon the Closing, Mr. Lin shall have the right to designate the chief executive officer of the Purchaser (the “CEO”) to be appointed by the Purchaser Board. The CEO shall appoint other executive officers of the Purchaser.

Section 6.10      Purchaser’s Pre-Acquisition Assets. After the Closing, all cash and other assets received or recovered from all receivables, prepayments, inventories and assets of the Purchaser, including those from its joint venture partners and distributors, before the Closing (the “Pre-Acquisition Assets”) shall be first used to pay the Purchaser’s borrowings from, and other liabilities to, East West Bank, Renren and its Subsidiaries, and other creditors that are incurred before the Closing, as well as all costs and expenses associated with the collection and recovery of the Pre-Acquisition Assets (collectively, the “Pre-Acquisition Liabilities”). If there are any Pre- Acquisition Assets remaining after the Pre- Acquisition Liabilities have been fully settled in accordance with this Section 6.10, the use of such remaining Pre- Acquisition Assets shall be determined by a committee of the Purchaser Board (the “Kaixin Assets Committee”) at its sole discretion with the full authorization from the Purchaser Board. Renren shall have the right to designate the members on the Kaixin Assets Committee.

Section 6.11      Reserved Matters. After the Closing, the Purchaser shall not, and shall procure that none of its Subsidiaries shall, take, permit to occur, approve, authorize, or agree or commit to do anything related to the use and disposal of the Pre-Acquisition Assets without Renren’s prior written approvalthe Purchaserthe Purchaserthe Purchaserthe Purchaser.

Section 6.12      Voting Agreement. At the request of Renren, the Sellers shall enter into a voting agreement to the reasonable satisfaction of Renren, if and to the extent such agreement is necessary for Mr. Lin or the Sellers collectively to control the Purchaser after the Acquisition.

Article VII

CONDITIONS TO THE ACQUISITION

Section 7.01      Conditions to the Obligations of Each Party. The obligations of the Sellers and the Purchaser to consummate the Acquisition are subject to the satisfaction or waiver (where permissible under applicable Law) of the following conditions at or prior to the Closing Date:

(a)           No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, which is then in effect or has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

(b)           Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and be in full force and effect; and (ii) all other consents, approvals and authorizations of any Governmental Authority required to consummate the Transaction shall have been obtained and be in full force and effect, except where the failure to obtain such other consents, approvals and authorizations or the failure of such other consents, approvals and authorizations to be in full force and effect would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

Section 7.02      Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to consummate the Acquisition are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)           Representations and Warranties. Other than the representations and warranties of the Sellers contained in Section 3.01, Section 3.02, Section 3.03, Section 3.04 and Section 3.05, the representations and warranties of the Sellers contained in this Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Sellers to be so true and correct do not, and would not be reasonably expected to, have a Company Material Adverse Effect, and (ii) the representations and warranties set forth in Section 3.01, Section 3.02, Section 3.03, Section 3.04 and Section 3.05 shall be true and correct in all respects (except, solely with respect to Section 3.03(a) and Section 3.03(b), for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)           Agreements and Covenants. The Sellers shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)           No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(d)           Third Party Consents. All consents and waivers required to be obtained by the Sellers from any Third Party in respect of the Transactions shall have been obtained, and all notices required to be made by the Sellers to any Third Party prior to the Closing in respect of the Transactions shall have been duly made by the Sellers.

(e)           Conversion of Company Ordinary Share Equivalents. All Company Ordinary Share Equivalents (other than existing Company Ordinary Shares and Company Preferred Shares) shall have been converted into Company Ordinary Shares as of immediately prior to the Closing.

(f)           Company Debt. The Company shall have settled its outstanding debts and other financial obligations to the reasonable satisfaction of the Purchaser. Without prejudice to the foregoing, the Company shall satisfy the conditions set out in Section 6.08 immediately before the Closing.

(g)          NASDAQ Approval on Listing Application. The Purchaser shall have received NASDAQ’s approval on the listing application filed by the Purchaser in connection with the Transactions including the Acquisition and, if applicable, the Reserve Share Split.

(h)          Reverse Share Split. The Purchaser shall have obtained a special resolution of the Purchaser approving the reverse share split for the Purchaser Shares which shall effect the proportional consolidation of the Purchaser Shares into a lower number of Purchaser Shares (the “Reverse Share Split”) if the Reverse Share Split is necessary before the Closing in order to comply with the NASDAQ listing requirement on the minimum share price.

(i)           Amendment of the Memorandum and Articles of Association of the Purchaser. The Second Amended and Restated Memorandum and Articles of Association of the Purchaser, as adopted by a special resolution on April 24, 2019, shall have been amended and restated in the form reasonably satisfactory to the Purchaser and the Sellers, to reflect the Reverse Share Split (if it is necessary before the Closing) and other terms to be amended or added as agreed between the Purchaser and the Sellers, including the agreements under Section 6.09, Section 6.10 and Section 6.11.

(j)           Termination of Shareholders Agreement. The amended and restated shareholders agreement by and among the Company and certain of its Subsidiaries and shareholders dated November 30, 2020 and, to the extent not superceded by the foregoing, any other shareholders agreement involving the Company shall have been duly terminated.

Section 7.03      Conditions to the Obligations of the Sellers. The obligations of the Sellers to consummate the Acquisition are subject to the satisfaction or waiver (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)           Representations and Warranties. Other than the representations and warranties of the Purchaser contained in Section 4.01, Section 4.02, Section 4.03, Section 4.04 and Section 4.05, the representations and warranties of the Purchaser contained in this Agreement (without giving effect to any qualification as to “materiality” or “Purchaser Material Adverse Effect” set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Purchaser to be so true and correct do not, and would not be reasonably expected to, have a Purchaser Material Adverse Effect, and (ii) the representations and warranties set forth in Section 4.01, Section 4.02, Section 4.03, Section 4.04 and Section 4.05 shall be true and correct in all respects (except, solely with respect to Section 4.03(a) and Section 4.03(b)), for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)           Agreements and Covenants. The Purchaser shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)           No Material Adverse Effect. No Purchaser Material Adverse Effect shall have occurred since the date of this Agreement.

Section 7.04      Frustration of Closing Conditions. Prior to the Termination Date, none of the Sellers or the Purchaser may rely on the failure of any condition set forth in Article VII to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

Article VIII

TERMINATION

Section 8.01      Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing by mutual written consent of the Purchaser and the Sellers.

Section 8.02      Termination by Either the Sellers or the Purchaser. This Agreement may be terminated by either all of the Sellers or the Purchaser prior to the Closing, if:

(a)           The Closing fails to occur on or prior to June 30, 2021 (the “Termination Date”); or

(b)           any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order which, or taken any other final and non-appealable action that, has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any Party whose failure to fulfill any of its obligations under this Agreement has been a material cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03      Termination by the Sellers. This Agreement may be terminated by all of the Sellers at any time prior to the Closing, if a breach of any representation, warranty, agreement or covenant of the Purchaser set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.03 and, as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date, and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Purchaser within thirty (30) days following receipt of written notice of such breach from the Sellers (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided that the Sellers shall not have the right to terminate this Agreement pursuant to this Section 8.03 if the Sellers are then in material breach of any representations, warranties, agreements or covenants of the Sellers hereunder that would give rise to the failure of a condition set forth in Section 7.02.

Section 8.04      Termination by the Purchaser. This Agreement may be terminated by the Purchaser at any time prior to the Closing, if a breach of any representation, warranty, agreement or covenant of the Sellers set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Sellers within thirty (30) days following receipt of written notice of such breach from the Purchaser (or, if the Termination Date is less than thirty (30) calendar days from the date of receipt of such notice, by the Termination Date); provided that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.04 if the Purchaser is then in material breach of any representations, warranties or covenants of the Purchaser hereunder that would give rise to the failure of a condition set forth in Section 7.03.

Section 8.05      Effect of Termination. In the event of the termination of this Agreement pursuant to Article VIII, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party (or any Representative of such party); provided that the terms of Section 6.01(c), Section 6.06, Articles VIII and IX shall survive any termination of this Agreement.

Section 8.06      Indemnification. Effective at and after the Closing, subject to the terms and conditions of this Section 8.06 and from and after the Closing Date, the Sellers, jointly and severally, hereby agree to indemnify the Purchaser and each of its Affiliates and each of its and their respective members, managers, partners, directors, officers, employees, shareholders, agents, successors and permitted assignees (each of the foregoing, an “Indemnified Party”) against and hold each of them harmless from any and all damage, loss and expense (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto) (“Damages”) actually suffered by any Indemnified Party arising out of any misrepresentation or breach of warranty or covenant in Section 3.07 and Section 6.08.

Section 8.07      Third Party Claim Procedures.

(a)            Each Indemnified Party agrees to give prompt notice in writing to the Sellers of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought under such section. Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Sellers shall not relieve the Sellers of their obligations hereunder, except to the extent such failure shall have adversely prejudiced the Sellers.

(b)            The Sellers shall be entitled to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section 8.07, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense.

(c)            If the Sellers shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 8.07, (i) the Sellers shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim and (ii) the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be paid by the Indemnified Party.

(d)            Each party shall cooperate, and cause their respective affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 8.08      Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 8.06 against the Sellers that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Sellers. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Sellers shall not relieve the Sellers of their obligations hereunder, except to the extent such failure shall have prejudiced the Sellers. If the Sellers have timely disputed its indemnity obligation for any Damages with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by arbitration pursuant to Section 9.09.

Article IX

GENERAL PROVISIONS

Section 9.01      Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Closing and termination of this Agreement pursuant to Article VIII, except that (i) the representations, warranties and agreements made in Section 3.07 and Section 6.08 shall survive the Closing for one (1) year, and (ii) this Section 9.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Clsing or termination of this Agreement, including the agreements set forth in Article I and Article II, Section 6.09, Section 6.10, Section 6.11 and this Article IX.

Section 9.02      Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by electronic mail, or by international overnight courier to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.02):

if to the Purchaser:

4/F, Tower D, Building 15

No. 5 Jiangtai Road

Chaoyang District, Beijing

People’s Republic of China

Attention: Lucy Yang

E-mail: lucy.yang@kaixin.com

if to the Sellers:

12/F, Tower B, Fudun Centre

58 East Third Riing South Road

Chaoyang District, Beijing

People’s Republic of China

Attention: Mingjun Lin

Email: linmingjun@vip.qq.com

Section 9.03      Certain Definitions.

(a)            For purposes of this Agreement:

“Affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, as amended from time to time.

“Available Cash” means all cash, cash equivalents and amounts under short term investments and time deposits with maturities less than 363 days as of any relevant time of determination, of the Company and its Subsidiaries on a consolidated basis in one or more bank accounts of the Company or its Subsidiaries, net of issued but uncleared checks and drafts, in each case, as of the Closing Date.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, Hong Kong, the Cayman Islands or Beijing, PRC.

“Company Debt” means (a) all indebtedness for borrowed money, and (b) all obligations evidenced by notes, bonds, debentures or other similar instruments of the Company and its Subsidiaries.

“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company IT Assets” means all software, systems, servers, computers, hardware, firmware, middleware, networks, data, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to valid and enforceable license agreements, to the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, is or would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect: (i) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters, epidemic or pandemic (including without limitation to COVID-19), or other force majeure events, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, including changes in interest rates and foreign exchange rates, or (v) the announcement, pendency or consummation of the Transactions or the identity of the Purchaser or its Affiliates, including any loss in respect of or change in relationship with any customer, supplier, employee, vendor, or other business partner of the Company or the initiation of litigation or other legal proceeding relating to this Agreement or the Transactions, (vii) any action taken by the Company or any of its Subsidiaries at the written request, or with the written consent, of the Purchaser or expressly required by this Agreement; except, in the case of clause (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Ordinary Share Equivalents” means, collectively, (a) Company Ordinary Shares, (b) Company Preferred Shares, (c) convertible bonds, options, warrants or other securities that are directly or indirectly convertible into, exercisable for or exchangeable for Company Shares, and (d) other Company Debt or other liabilities intended to be restructured and become convertible into Company Shares, in each case outstanding as of immediately prior to the Closing, and excluding any Equity Securities of the Company owned by the Company as treasury shares.

“Company Shares” means the Company Ordinary Shares and the Company Preferred Shares.

“Contract” means any note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instruments.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Laws” means any applicable PRC national, provincial or local Law, U.S. federal, state or local Law or applicable Laws of any other jurisdiction, relating to (a) pollution, (b) the protection of human health and safety (including workplace health and safety) or the environment, including, without limitation, the storage, use, transport or disposal of solid and hazardous waste, discharges of substances to surface water or groundwater, air emissions, recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources, and (c) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

“Equity Securities” shall mean any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Exercise Price” means, with respect to any any Purchaser Option, the applicable exercise price per Share underlying such Purchaser Option.

“Expenses” means, with respect to any Party, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to such party and its Affiliates) actually incurred or accrued by such Party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the filing of any required notices under applicable Laws (including those related to Requisite Regulatory Approvals) and all other matters related to the closing of the Acquisition and the other Transactions.

“Government Official” means any officer, employee or other individual acting in an official capacity for a Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise).

“Group Company” means any of the Company and its Subsidiaries.

“Hazardous Substance” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including without limitation (a) those listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil, (b) those that can cause harm to living organisms, human welfare, or the environment, (c) those whose presence, handling, or management requires registration, authorization, investigation or remediation under Environmental Laws and (d) any petroleum product or by product, asbestos containing material, polychlorinated biphenyl, radioactive material, lead, pesticides, natural gas and nuclear fuel.

“Indebtedness” means, with respect to any person, (a) all indebtedness of such person, whether or not contingent, for borrowed money, (b) all obligations of such person for the deferred purchase price of property or services, (c) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (f) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (g) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (h) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (i) all Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such person, and (j) all Indebtedness referred to in clauses (a) through (h) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” means all rights, anywhere in the world, in or to: (a) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (b) Trademarks; (c) works of authorship (including software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (d) confidential and proprietary information, including trade secrets, know-how and invention rights; and (e) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (a)-(c).

“knowledge” means, with respect to each of the Sellers and the Purchaser, the knowledge, after due inquiry, of any director or executive officer of such Party.

“Leased Real Property” shall mean all material leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company or any Purchaser Group Company, as the case may be.

“Leases” shall mean all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company or any Purchaser Group Company, as the case may be, holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company or any Purchaser Group Company, as the case may be.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Owned Real Property” shall mean all material real property and interests in real property, land use rights together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by any Group Company or any Purchaser Group Company, as the case may be.

“Purchaser Board” means the board of directors of the Purchaser.

“Purchaser Debt” means (a) all indebtedness for borrowed money, and (b) all obligations evidenced by notes, bonds, debentures or other similar instruments of the Purchaser and its Subsidiaries.

“Purchaser Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by any Purchaser Group Company for the benefit of any current or former employee, director or officer of such Purchaser Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Purchaser Equity Incentive Plan” means the 2019 Equity Incentive Plan and the 2020 Equity Incentive Plan of the Purchaser and all amendments and modifications thereto.

“Purchaser Group Company” means any of the Purchaser and its Subsidiaries.

“Purchaser IT Assets” means all software, systems, servers, computers, hardware, firmware, middleware, networks, data, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to valid and enforceable license agreements, to the Purchaser and its Subsidiaries.

“Purchaser Material Adverse Effect” means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, is or would reasonably be expected to have a material adverse effect on the business, financial condition, or results of operations of the Purchaser and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would be, a Purchaser Material Adverse Effect: (i) geopolitical conditions, any outbreak or escalation of war or major hostilities or any act of sabotage or terrorism or natural or man-made disasters, epidemic or pandemic (including without limitation to COVID-19), or other force majeure events, (ii) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (iii) changes or conditions that generally affect the industry and market in which the Purchaser and its Subsidiaries operate, (iv) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, including changes in interest rates and foreign exchange rates, (v) any failure, in and of itself, of the Purchaser and its Subsidiaries to meet any internal or published projections, estimates, budgets, plans or forecasts of revenues, earnings or other financial performance measures or operating statistics or predictions or changes in the market price or trading volume of the securities of such person or the credit rating of such person (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Purchaser Material Adverse Effect if such facts are not otherwise excluded under this definition), (vi) the announcement, pendency or consummation of the Transactions or the identity of the Company or its Affiliates, including any loss in respect of or change in relationship with any customer, supplier, employee, vendor, or other business partner of the Purchaser or the initiation of litigation or other legal proceeding relating to this Agreement or the Transactions, (vii) any action taken by the Purchaser or any of its Subsidiaries at the written request, or with the written consent, of the Company or expressly required by this Agreement, or (viii) any suit, claim, request for indemnification or proceeding brought by any current or former shareholder of the Purchaser (on their own behalf or on behalf of the Purchaser) for breaches of fiduciary duties, violations of the securities Laws or otherwise in connection with this Agreement or the Transactions; except, in the case of clause (ii), (iii) or (iv), to the extent having a materially disproportionate effect on the Purchaser and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Purchaser and its Subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Purchaser Material Adverse Effect).

“Purchaser Option” means each option to purchase Purchaser Shares and each restricted share or restricted share unit exchangeable for Purchaser Shares, granted under the Purchaser Equity Incentive Plan on or prior to the Closing Date whether or not such option, restricted share or restricted share unit has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Purchaser Ordinary Share Equivalents” means, collectively, (a) Purchaser Shares, (c) convertible bonds, options, warrants or other securities that are directly or indirectly convertible into, exercisable for or exchangeable for Purchaser Shares, and (c) Purchaser Debt or other liabilities intended to be restructured and become convertible into Purchaser Shares, in each case outstanding as of immediately prior to the Closing, and excluding any Equity Securities of the Purchaser owned by the Purchaser as treasury shares.

“Permitted Liens” shall mean (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of any Group Company or any Purchaser Group Company, as applicable, so encumbered, either individually or in the aggregate, and (C) that are not resulting from a breach, default or violation by any Group Company or any Purchaser Group Company, as applicable, of any Contract or Law; and (iii) Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established in accordance to GAAP).

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Preferred Shares Conversion Ratio” with respect to each Company Preferred Share means the conversion ratio equal to the number of Company Ordinary Shares convertible from such Company Preferred Share, as adjusted based on the articles of association of the Company and the relevant resolutions, consents and waivers.

“RMB” means Renminbi, the lawful currency of the PRC.

“SEC”” means the U.S. Securities and Exchange Commission.

“Subsidiary” means, with respect to any party, any person (x) of which such party or any other Subsidiary of such party is a general or managing partner, (y) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (z) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than the Purchaser or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

“Trading Day” means a day on which trading in the Purchaser Shares (or other Equity Security of the Purchaser for which a closing sale price must be determined) generally occurs on the NASDAQ.

“Transaction Documents” means this Agreement and the other agreements or documents required to be executed and/or delivered by any Party in connection with the execution of this Agreement or the consummation of the Transactions.

(b)           The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Action	Section 4.09
Agreement	Preamble
Acquisition	Recitals
Bankruptcy and Equity Exception	Section 3.04
CEO	Section 6.09
Closing	Section 2.01(a)
Closing Date	Section 2.01(a)
Company	Recitals
Company Intellectual Property	Section 3.13(a)
Company Material Contracts	Section 3.16
Company Ordinary Share(s)	Section 3.03(a)
Company Preferred Share(s)	Section 3.03(a)
Company Series A Preferred Shares	Section 3.03(a)
Company Series A-1 Preferred Shares	Section 3.03(a)
Consideration Shares	Section 1.01
Damages	Section 8.06
Environmental Permits	Section 3.17
Exchange Act	Section 4.05(b)
GAAP	Section 3.07(a)
Governmental Authority	Section 3.05(b)
HKIAC Rules	Section 9.09(b)
Indemnified Party	Section 8.06
Kaixin Assets Committee	Section 6.10
Law	Section 3.05(a)
Material Company Permits	Section 3.06(a)
Material Purchaser Permits	Section 3.06(a)
Mr. Lin	Section 6.09
NASDAQ	Section 4.05(b)
Order	Section 7.01(a)
Purchaser	Preamble
Purchaser Intellectual Property	Section 3.13(a)
Purchaser Material Contracts	Section 4.16
Purchaser SEC Reports	Section 4.07(c)
Party(ies)	Preamble
PRC	Section 3.06(a)
Pre-Acquisition Assets	Section 6.10
Pre- Acquisition Liabilities	Section 6.10
Purchaser Share(s)	Section 4.03(a)
Purchaser Preferred Share	Section 4.03(a)
Renren	Section 6.09
Representatives	Section 6.01(a)
Requisite Regulatory Approvals	Section 4.05(b)
Reverse Share Split	Section 7.02(h)

Defined Term	Location of Definition
SAFE	Section 3.06(a)
SAFE Rules and Regulations	Section 3.06(d)
Sale Shares	Section 1.01
Securities Act	Section 4.07(c)
Seller(s)	Preamble
Takeover Statute	Section 3.19
Termination Date	Section 8.02(a)
Third Party Claim	Section 8.07
Trade Secrets	Section 3.13(f)
Transactions	Section 3.04

Section 9.04      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05      Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in this Agreement include the equivalent amount denominated in other currencies. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06      Entire Agreement; Assignment. This Agreement (including the Exhibits and Schedules hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof (for the avoidance of doubt, including the binding term sheet by and between the Company and the Purchaser dated on or about November 3, 2020. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise). Any purported assignment in violation of this Section 9.06 is void.

Section 9.07      Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that in no event shall any holders of Company Shares, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding anything to the contrary herein, the Parties agree that Mr. Lin shall be able to enforce his rights under Section 6.09, and Renren shall be able to enforce its rights under Section 6.09, Section 6.10 and Section 6.11.

Section 9.08      Specific Performance.

(a)           Subject to Section 9.08(b), the Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b), the Parties acknowledge and hereby agree that in the event of any breach by the Sellers, on the one hand, or the Purchaser, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Sellers, on the one hand, or the Purchaser, on the other hand, shall each be entitled to specific performance of the terms hereof (including the obligation of the parties to consummate the Acquisition, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any party, in addition to any other remedy at law or equity.

(b)           Each party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate, and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief. Notwithstanding anything herein to the contrary, (x) while the Parties may pursue a grant of specific performance, neither the Purchaser, on the one hand, nor the Sellers, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is the Purchaser, any other member of the Purchaser Group or, if such party is the Sellers, any Group Companies.

Section 9.09      Governing Law; Dispute Resolution.

(a)           This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Hong Kong Special Administrative Region without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction.

(b)           Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Hong Kong in accordance with the Hong Kong International Arbitration Center Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted in accordance with the HKIAC Rules. The HKIAC Rules are deemed to be incorporated by reference to this clause. The tribunal shall be comprised of three arbitrators. the Purchaser, on one hand, and the Sellers, on the other hand, shall each nominate one arbitrator and the third, who shall serve as president of the tribunal, shall be nominated by the party-nominated arbitrators. The arbitration shall be conducted in English. Each Party irrevocably and unconditionally consents to such arbitration as the sole and exclusive method of resolving any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, other than any proceedings to seek the remedies of specific performance as contemplated by Section 9.08.

(c)           The award of the arbitral tribunal shall be final and binding on the Parties. The Parties agree that they will not have recourse to any judicial proceedings, in any jurisdiction whatsoever, for the purpose of seeking appeal, annulment, setting aside, modification or any diminution or impairment of its terms or effect insofar as such exclusion can validly be made. Judgment upon any award rendered may be entered in any court having jurisdiction thereof, or application may be made to such court for a judicial acceptance of the award and an order of enforcement, as the case may be.

Section 9.10      Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 9.10.

Section 9.11      Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 9.12      Further Assurances. Each Party agrees (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

Section 9.13      Waiver. At any time prior to the Closing, any Party may (i) extend the time for the performance of any obligation or other act of any other Party, (ii) waive any inaccuracy in the representations and warranties of any other Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of any other Party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.14      Expenses. Except as may be otherwise agreed in writing between the Purchaser and the Sellers, (i) if the Closing occurs and the Acquisition is completed, all Expenses incurred in connection with this Agreement and the Transactions shall be borne and paid by the Purchaser, and (ii) the Closing fails to occur and the Acquisition fails to be completed, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 9.15      Counterparts. This Agreement may be executed and delivered (including by e-mail of PDF or scanned versions or facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

KAIXIN AUTO HOLDINGS

By:	/s/ James Liu
Name:	James Liu
Title:	Director

YUNFEIYANG LIMITED

By:	/s/ Mingjun Lin
Name:	Mingjun Lin
Title:	Director

QIANGQIANG LIMITED

By:	/s/ Yun Wu
Name:	Yun Wu
Title:	Director

AADD LIMITED

By:	/s/ Da An
Name:	Da An
Title:	Director

HJDXL LIMITED

By:	/s/ Xiaolei Ding
Name:	Xiaolei Ding
Title:	Director

DINGQIN LIMITED

By:	/s/ Shiqiong Hu
Name:	Shiqiong Hu
Title:	Director

WIRELESSROCK INC.

By:	/s/ Leilei Wang
Name:	Leilei Wang
Title:	Director

RIGHT ADVANCE MANAGEMENT LIMITED

By:	/s/ Limei Wang
Name:	Limei Wang
Title:	Director

FIT RUN LIMITED

By:	/s/ Jun Han
Name:	Jun Han
Title:	Director

SCHEDULE I

SALE SHARES AND CONSIDERATION SHARES

SHAREHOLDER	SALE SHARES	CONSIDERATION SHARES
Yunfeiyang Limited	4,657,628 Company Shares (all of which are Company Ordinary Shares)	31,289,189 Purchaser Shares
Qiangqiang Limited	1,080,032 Company Shares (all of which are Company Ordinary Shares)	7,255,480 Purchaser Shares
FIT RUN LIMITED	1,078,930 Company Shares (including 584,512 Company Ordinary Shares and 494,418 Company Series A-1 Preferred Shares)	7,248,077 Purchaser Shares
Aadd Limited	1,077,828 Company Shares (all of which are Company Ordinary Shares)	7,240,673 Purchaser Shares
Wirelessrock Inc.	900,000 Company Shares (all of which are Company Series A Preferred Shares)	6,046,054 Purchaser Shares
RIGHT ADVANCE MANAGEMENT LIMITED	900,000 Company Shares (all of which are Company Series A Preferred Shares)	6,046,054 Purchaser Shares
Hjdxl Limited	800,000 Company Shares (including 600,000 Company Ordinary Shares and 200,000 Company Series A Preferred Shares)	5,374,270 Purchaser Shares
DingQin Limited	526,316 Company Shares (all of which are Company Series A-1 Preferred Shares)	3,535,705 Purchaser Shares
Total	11,020,734 Company Shares (including 8,000,000 Company Ordinary Shares, 2,000,000 Company Series A Preferred Shares and 1,020,734 Company Series A-1 Preferred Shares)	74,035,502 Purchaser Shares